UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Lands’ End, Inc.
(Name of Subject Company)

Lands’ End, Inc.
(Name of Persons Filing Statement)

Common stock, par value $0.01 per share
(Title of Class of Securities)

51509F105
(CUSIP Number of Class of Securities)

Peter L. Gray
President, Lands’ End Licensing, Chief Administrative Officer and General Counsel
Lands’ End, Inc.
5 Lands’ End Lane
Dodgeville, Wisconsin 53595
(608) 935-9341

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Igor Kirman
Wachtell, Lipton, Rosen & Katz
51 W 52nd St,
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Lands’ End, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by LEWHP, LLC, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of WH Topco, L.P. (“WHP Global”), a Delaware limited partnership, to purchase up to 2,222,222 of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, in exchange for $45.00 per share in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2026 (as amended and supplemented on March 18, 2026, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(2)(A)	Press Release issued by the Company, dated March 19, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on March 19, 2026 (File No. 001-09769))

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2026

Lands’ End, Inc.

By:	/s/ Peter L. Gray
Name: Peter L. Gray
Title: President, Lands’ End Licensing, Chief Administrative Officer and General Counsel